File No.
82-3901

Securities and Exchange Commission
450 Fifth Street, Judiciary Sq., N.W.
Washington, D.C. 20549
U.S.A.
Attention : Filing Desk

June 11, 2007

Re : SK Corporation - Information to be furnished Pursuant to Rule 12g3 - 2(b) under the Securities Exchange Act of 1934

Dear Sir :

In accordance with the rule 12g3-2(b) Exemption of the U.S. Securities and Exchange Commission (" the SEC "), SK Corporation is submitting the following information:

- Registration Statements / Prospectus for the Company's Non-Guaranteed Debentures
- Documents that have been made public, filed or distributed in Korea
- Press releases

Yours Sincerely,

Sungkeun Cha
General Manager
Investor Relations Team

dw 6/19

Attachment

File No.
82-3901

Instruments for 12g3-2(b) Exemption

June 11, 2007

Investor Relations Team

SK Corporation

File No.
82-3901

Documents released by SK Corporation from January 2007 to March 2007

Reports to FSC

Registration Statements/Prospectus for the Company's Guaranteed and Non-guaranteed Debenture — Date: March 20, 2007

244rd-1 Non-guaranteed Debenture in the amount of 50 Billion Won — March 20, 2007

Issuance Date: March 19, 2007
Maturity Date: March 19, 2010
Interest Rate: 5.0 %

243rd-2 Non-guaranteed Debenture in the amount of 250 Billion Won — March 20, 2007

Issuance Date: March 19, 2007
Maturity Date: March 19, 2012
Interest Rate: 5.0 %

243rd-3 Non-guaranteed Debenture in the amount of 100 Billion Won — March 20, 2007

Issuance Date: March 19, 2007
Maturity Date: March 19, 2014
Interest Rate: 5.0 %

File No.
82-3901

Reports to KSE

Strategic Alliance with NOC	January 22, 2007
Response to Disclosure Inquiry regarding Rumor or News	February 5, 2007
Addition of an Affiliated Company	February 15, 2007
Disposal of Treasury Stocks	April 11, 2007
Conversion into Holding Company	April 11, 2007
Decision to Change the Tentative Names	April 30, 2007

General Press Releases

News compilation of which the abstracts are translated into English	Jan. 2007 ~ Mar. 2007

File No.
82-3901

Reports to FSC

Registration Statements / Prospectus for the Company's Guaranteed and Non-Guaranteed Debentures

243rd-1 Issuance of Non-guaranteed Debenture in the Amount of 100 Billion Won

1. Issuer: SK Corporation

2. CEO: Heon-Cheol Shin
   99, Seorin-dong, Jongro-gu, Seoul, Korea

3. Lead Manager: Good Morning Shinhan Securities Co., Ltd.

4. Details of Subscription:
   a. Commencement date of subscription: March 19, 2007
   b. Maturity date: March 19, 2010
   c. Amount subscribed: 50,000,000,000 KRW

5. Public Notice:
   a. Public notice of the securities registration statement;
      - Financial Supervisory Commission: (dart.fss.or.kr)
   b. Public notice of the prospectus
      - Financial Supervisory Commission: (dart.fss.or.kr)
      - SK Corporation: 99, Seorin-dong, Jongro-gu, Seoul
      - Financial Supervisory Service: 27, Yoido-dong, Youngdeungpo-gu, Seoul
      - The Korea Exchange: 50, Joongang-dong 5-ga, Joong-gu, Busan
      - Good Morning Shinhan Securities Co., Ltd.: 23-2, Yoido-dong, Youngdeungpo-gu, Seoul
      - Daewoo Securities Co., Ltd.: 34-3, Yoido-dong, Youngdeungpo-gu, Seoul
      - SK Securities Co., Ltd.: 23-10, Yoido-dong, Youngdeungpo-gu, Seoul
      - Korea Development Bank: 16-3, Yoido-dong, Youngdeungpo-gu, Seoul
      - Kyobo Securities Co., Ltd.: 26-4, Yoido-dong, Youngdeungpo-gu, Seoul
      - Meritz Securities Co., Ltd.: 34-10, Yoido-dong, Youngdeungpo-gu, Seoul
      - Woori Investment & Securities: 23-4, Yoido-dong, Youngdeungpo-gu, Seoul
      - Korea Investment Trust Management Co. Ltd.: 27-1, Yoido-dong, Youngdeungpo-gu, Seoul

March 20, 2007
Heon-Cheol Shin
President and CEO
SK Corporation

243rd -2 Issuance of Non-guaranteed Debenture in the Amount of 150 Billion Won

1. Issuer: SK Corporation

2. CEO: Heon-Cheol Shin
   99, Seorin-dong, Jongro-gu, Seoul, Korea

3. Lead Manager: Good Morning Shinhan Securities Co., Ltd.

4. Details of Subscription:
   a. Commencement date of subscription: March 19, 2007
   b. Maturity date: March 19, 2012
   c. Amount subscribed: 250,000,000,000 KRW

5. Public Notice:
   a. Public notice of the securities registration statement;
      - Financial Supervisory Commission: (dart.fss.or.kr)
   b. Public notice of the prospectus
      - Financial Supervisory Commission: (dart.fss.or.kr)
      - SK Corporation: 99, Seorin-dong, Jongro-gu, Seoul
      - Financial Supervisory Service: 27, Yoido-dong, Youngdeungpo-gu, Seoul
      - The Korea Exchange: 50, Joongang-dong 5-ga, Joong-gu, Busan
      - Good Morning Shinhan Securities Co., Ltd.: 23-2, Yoido-dong, Youngdeungpo-gu, Seoul
      - Daewoo Securities Co., Ltd.: 34-3, Yoido-dong, Youngdeungpo-gu, Seoul
      - SK Securities Co., Ltd.: 23-10, Yoido-dong, Youngdeungpo-gu, Seoul
      - Korea Development Bank: 16-3, Yoido-dong, Youngdeungpo-gu, Seoul
      - Kyobo Securities Co., Ltd.: 26-4, Yoido-dong, Youngdeungpo-gu, Seoul
      - Meritz Securities Co., Ltd.: 34-10, Yoido-dong, Youngdeungpo-gu, Seoul
      - Woori Investment & Securities: 23-4, Yoido-dong, Youngdeungpo-gu, Seoul
      - Korea Investment Trust Management Co. Ltd.: 27-1, Yoido-dong, Youngdeungpo-gu, Seoul

March 20, 2007
Heon-Cheol Shin
President and CEO
SK Corporation

243rd -3 Issuance of Non-guaranteed Debenture in the Amount of 70 Billion Won

4. Issuer: SK Corporation

5. CEO: Heon-Cheol Shin
   99, Seorin-dong, Jongro-gu, Seoul, Korea

6. Lead Manager: Good Morning Shinhan Securities Co., Ltd.

4. Details of Subscription:
   a. Commencement date of subscription: March 19, 2007
   b. Maturity date: March 19, 2014
   c. Amount subscribed: 100,000,000,000 KRW

5. Public Notice:
   a. Public notice of the securities registration statement;
      - Financial Supervisory Commission: (dart.fss.or.kr)
   b. Public notice of the prospectus
      - Financial Supervisory Commission: (dart.fss.or.kr)
      - SK Corporation: 99, Seorin-dong, Jongro-gu, Seoul
      - Financial Supervisory Service: 27, Yoido-dong, Youngdeungpo-gu, Seoul
      - The Korea Exchange: 50, Joongang-dong 5-ga, Joong-gu, Busan
      - Good Morning Shinhan Securities Co., Ltd.: 23-2, Yoido-dong, Youngdeungpo-gu, Seoul
      - Daewoo Securities Co., Ltd.: 34-3, Yoido-dong, Youngdeungpo-gu, Seoul
      - SK Securities Co., Ltd.: 23-10, Yoido-dong, Youngdeungpo-gu, Seoul
      - Korea Development Bank: 16-3, Yoido-dong, Youngdeungpo-gu, Seoul
      - Kyobo Securities Co., Ltd.: 26-4, Yoido-dong, Youngdeungpo-gu, Seoul
      - Meritz Securities Co., Ltd.: 34-10, Yoido-dong, Youngdeungpo-gu, Seoul
      - Woori Investment & Securities: 23-4, Yoido-dong, Youngdeungpo-gu, Seoul
      - Korea Investment Trust Management Co. Ltd.: 27-1, Yoido-dong, Youngdeungpo-gu, Seoul

March 20, 2007
Heon-Cheol Shin
President and CEO
SK Corporation

File No.
82-3901

Reports to KSE

Public Notices to the Korea Stock Exchange

[English Translation Disclaimer]

"The English translation of the documents is unofficial and prepared for the convenience of English-speaking investors for information purpose only, and may differ from the original documents filed with the Financial Supervisory Service. Consequently, the translation may not be relied upon to sustain any legal claim nor should it be used as a basis of any legal opinion, and SK Corporation disclaims all liability for any inaccuracy therein."

Strategic Alliance with NOC
January 22, 2007

1. Contract Partner: NOC (Nippon Oil Corporation)
2. Contract Date: January 22, 2007
3. Contract Period: January 22, 2007 ~ March 31, 2017
4. Contract Details

A. Business Alliance

1) E&P

Running a technical committee to exchange technical analysis and information aiming for possible collaboration in exploration & development, and acquisition of oil fields

2) Petroleum (Supply & Trading)

Optimize supply chains for both companies through collaboration in the exchange and lease of crude oil and petroleum products by sharing transportation and storage facilities

Consider the lease of intermediate and finished products to each other during maintenance shut-downs

3) Petrochemical

Increase efficiency through the exchange and lease of petrochemical products and cooperation in transportation and storage of petrochemical products

Study the feasibility of jointly constructing production facilities

4) Lubricants

Exchange and lease of lube base oil and co-utilization of lube blending facilities to build a stable and efficient lubricants supply system

5) Overseas Business

Collaboration in investment opportunities in refining and petrochemical projects, including joint construction of facilities in the region

6) Others

Cost reduction and improved efficiency in the fields of tanker operations, refining technologies, and research & development

Review of additional business opportunities

B. Equity Alliance

1) Purpose: To further strengthen cooperative relations

2) Details

a) SK Corp's plan to purchase NOC common shares

i) Shares to be purchased: common shares issued by NOC

ii) Total number of shares to be purchased:

Approximately 14.32 million common shares

(0.98% of total common shares)

iii) Total purchase price: not to exceed 100 billion Korean Won

b) NOC's plan to purchase SK Corp common shares

i) Shares to be purchased: common shares issued by SK Corp

ii) Total number of shares to be purchased: Approximately 1.29 million common shares (1% of total common shares)

iii) Total purchase price: not to exceed 13 billion Japanese Yen

* Purchase period: At the earliest date possible

5. Decision Date: January 22, 2007

Response to Disclosure Inquiry regarding Rumor or News

February 5, 2007

Although SK Corporation has continuously sought to raise overall shareholder value and improve corporate governance and transparency, as of today, the option of shifting to a holding company structure has not been examined in detail.

SK Corporation may review such an option in the event that market conditions change, or there is demand from the market and/or shareholders regarding this matter—and such demand is in line with our principles of raising overall shareholder value and improving corporate governance and transparency.

A follow-up disclosure will be made within 6 months.

Addition of an Affiliated Company

February 15, 2007

1. Name: SK Trading (Beijing) Co., Ltd.

1) CEO: Chang-Kuk Kum

2) Financial Summary:

- Total Assets (KRW): 281,430,000
- Total Liabilities (KRW): -
- Shareholder's Equity (KRW): 281,430,000
- Paid-in Capital (KRW): 281,430,000

3) Main Business Area: Retail, export/import of modified asphalt, synthetic rubber, etc.

2. Name of Company Group: SK

3. Reason for Addition: Investment by affiliate company (SK China Holdings)

4. Number of Affiliate Companies: 176 (previously 175)

5. Date of Addition: February 15, 2007

6. Others:

- All figures in "Financial Summary" were converted using the February 15th FX conversion rate of 938.1KRW/USD

Disposal of Treasury Stocks
April 11, 2007

1. Number of shares to be disposed: 643,400 common shares

2. Book Value: 57,133,920,000 KRW

3. Disposal Period: April 12th, 2007 ~ April 30th, 2007

4. Purpose of Disposal: Incentive Bonus for employees and management

5. Details of Treasury Stocks before Disposal:
- Directly owned common shares: 22,000,000 (17.1%)
- Indirectly owned common shares: 943,400 (0.7%)

6. Decision Date (BoD Resolution): April 11th, 2007

7. Other:
- The treasury stocks to be disposed will not be traded in the market therefore the disposal will not exceed the daily transaction limit
- The Book Value (#2) was calculated at 88,800 KRW/common share (SK Corp closing price on April 10th, 2007)
- The disposal shall take place outside the market (the disposed treasury stocks will be transferred from SK Corp to the individual accounts of employees)
- All 7 members of the Audit Committee (7 Independent Non-Executive Directors of the BoD) were present at the meeting

Conversion into Holding Company
April 11, 2007

The Board of Directors of SK Corporation resolved to reorganize the company into a Holding Company structure to further enhance shareholders' value and reinforce corporate governance.

1. Description of Reorganization:

1) SK Corporation will be reorganized into a Holding Company and Operating Company under a Split-off plan. The Existing Company will become the Holding Company and the Newly Established Company will become the Operating Company

2) General Assets/Liabilities of SK Corporation will be allocated to each company according to the calculated Split-off ratio

3) Investment Securities unrelated to the direct value chain of the Operating Company will be acquired by the Holding Company, while the Operating Company will acquire Investment Securities related to the value chain of the Operating Company

2. Purpose of Reorganization:

- Reinforce transparency and corporate governance while strengthening management efficiency by dividing the operational side of the company with its investment securities, ultimately maximizing shareholders' value
- Enable the effective establishment of an independent management system with a rational method of evaluation to promote increased responsibility in management
- Maximize business competitiveness by securing growth potential while minimizing management risks

3. Calculation Base of Split-off Ratio:

- SK Corporation will be divided with a ratio of 0.29:0.71 for the Holding Company and Operating Company respectively

4. Details of Assets to be Transferred from Split-off:

- SK Corporation's Assets will be divided according to the Split-off plan
- Assets/Liabilities directly related to the investment securities will be acquired by the Holding Company while the Assets/Liabilities directly related to the business will be acquired by the Operating Company
- General Assets/Liabilities will be allocated taking into account the financial structure and cash flow etc. of both companies

5. Details of Existing Company after Split-off
- Company Name: SK Holdings Co., Ltd. (Tentative Name)
- Capital Stock (KRW): 190,388,530,000
- Major Business: Investments and Life Science
- The Existing Company will be relisted as the Holding Company after the Split-off

6. Details of Newly Established Company after Split-off
- Company Name: SK Energy-chemical Co., Ltd. (Tentative Name)
- Capital Stock (KRW): 463,063,310,000
- Major Business: Refining, Petrochemical, Lubricants, E&P etc.
- The Newly Established Company will be relisted as the Operating Company after the Split-off

7. Details of Capital Reduction:

1) Ratio of Capital Reduction:
The shares of the company held by shareholders on the register of shareholders will be divided according to the Split-off Ratio as of the Effective Date of Split-off

2) Trading Suspension for Existing Shares: June 28th, 2007

8. Decision Date (BoD Resolution): April 11th, 2007

9. Extraordinary General Meeting of Shareholders Date: May 29th, 2007

10. Effective Date of Split-off: July 1st, 2007

11. Split-off Registration Date: July 6th, 2007

12. Others:

1) This Split-off plan is subject to change upon the results of the EGM and further discussions with the parties concerned

2) The Total Assets mentioned above for the Holding Company and Operating Company are as of December 31st, 2006. The Total Assets as of March 31st, 2007 is 190,407,445,000 KRW for the Holding Company and 463,109,605,000 KRW for the Operating Company

3) The expected termination of the Trading Suspension of Existing Shares will be one day prior to the Relisting of the companies

4) Right of Claim for shareholders: N/A

5) This disclosure is a confirmation to the Korea Stock Exchange Disclosure Inquiry on February 5th, 2007

6) The date of the EGM mentioned above shall be decided by the BoD at a later time

7) There will be no separate period for creditor's formal objection as the Existing Company and Newly Established Company will both be responsible for SK Corporation's liabilities

【05】

Other Matters to be Disclosed

April 23, 2007

SK Corp is currently reviewing a JV project with Sinopec to construct an ethylene production facility in Woohan, China. However, nothing has been finalized yet as of today. When a concrete decision is made, a follow-up disclosure will be posted accordingly.

【06】

Decision to Change the Tentative Names

April 30, 2007

1. Decision to change the tentative names of the Existing Company and Newly Established Company stated on the previous 'Conversion into Holding Company' disclosure.

	Previously Disclosed Tentative Name of Company	New Name of Company
Name of Existing Company	SK Holdings Co., Ltd	SK Holdings Co., Ltd.
Name of Newly Established Company	SK Energy-chemical Co., Ltd.	SK Energy Co., Ltd.

2. The new Name of Company for the Existing Company and the Newly Established Company will be voted on at the Extraordinary General Meeting of Shareholders on May 29th, 2007.

* Refer to previous 'Conversion into Holding Company' disclosure (April 11th, 2007)

File No.
82-3901

Press Releases

Oil Refiner CEOs Active in Marketing

By Kim Yon-se
Staff Reporter

Chief executive officers of oil refining companies are becoming active in marketing and overseas investment this year in order to take advantage of high crude oil prices.

Among them are Shin Heon-cheol of SK Corp., Samir A. Tubayyeb of S-Oil and Hur Dong-soo of GS Caltex — the heads of Korea's big three oil refiners.

Shin plans to meet with U.S.-based Devon Energy Corporation in Singapore to discuss the ongoing development of block BM-C-8 in the petroleum-rich Campos Basin, 250 kilometers offshore from Brazil's southeastern city of Rio de Janeiro. The project is a joint venture between SK Corp., Korea's No. 1 refiner, and Devon Energy Corporation. Each respectively owns a 40 percent and 60 percent interest in the block.



Shin Heon-cheol of SK Corp.



Samir A. Tubayyeb of S-Oil



Hur Dong-soo of GS Caltex

Since they were awarded exploration rights in 2000, SK and Devon have drilled three exploratory wells and two appraisal wells. The block will have an annual capacity of 56 million barrels of oil.

Both parties will explore, develop and produce oil from BM-C-8 for the next 27 years.

S-Oil's Tubayyeb is putting his interest on social contribution activities this year. Under his commitment to giving confidence to Korean customers, the company has launched the "S-Oil Charity Volunteers."

Company officials say S-Oil, which has a joint-venture with Saudi Arabia-based Aramco Overseas, will continue to be committed to promoting private-sector exchanges between Korea and Saudi Arabia, based on mutual trust and cooperation.

GS Caltex said its Chairman & CEO Hur Dong-soo will push ahead with strengthening domestic operations.

Hur is calling for employees to drop their passive stance amid a rapidly changing management environment in the corporate sector.

GS Caltex has been struggling to secure the No. 2 position amid S-Oil's increasing market share.

kys@koreatimes.co.kr

SK Revives Incheon Oil IPO Plan

(January 10, 2007) *Bloomberg*

SK Corp. revived a plan for the initial public offering of SK Incheon Oil Co., seeking to list the unit in Seoul and London around June, the Wall Street Journal reported, citing an unidentified official familiar with the deal.

The transaction may raise $750 million to $1 billion by selling as much as 30 percent of SK Incheon, the newspaper said on its Web site today. The Journal cited an unidentified SK Corp. spokeswoman as saying the company hasn't decided whether to revive the IPO plan.

SK Corp., which shelved the sale plan last year after it disagreed with advice from UBS AG over price, may hire a second investment bank to help arrange the deal with Merrill Lynch & Co., the newspaper said.

A listing in London and Seoul would make SK Incheon the fourth South Korean company to hold an initial share sale on the London Stock Exchange and the Korea Exchange, after Kumho Tire Co., Lotte Shopping Co. and Macquarie Korea Infrastructure Fund.

S Korea SK Group To Invest KRW7T In R&D, Businesses '07'

(January 11, 2007) *Dow Jones*

SK Group (SKG.YY), South Korea's third-largest conglomerate by sales, said Thursday it will invest about KRW7 trillion in research and development and its various businesses this year.

"Despite the ever-changing global business environment and the uncertain economic outlook for 2007, SK Group is committed to investing in the necessary activities that will continue to fuel the company's business results," said Kwon Oh-Yong, senior vice president of SK Group. [11-01-07 0302GMT]

The planned investment for this year is up from the KRW6 trillion spent last year, the company said in a statement.

This year, SK Group has earmarked KRW6 trillion for investment, mainly in its energy and petrochemical business and telecommunications operation.

"The company raised its R&D budget to KRW1 trillion for the first time in order to develop new growth engines," said a company spokeswoman.

Among the companies in SK Group's stable are SK Telecom Co. (SKM), South Korea's largest wireless carrier by sales, and SK Corp. (003600.SE), the country's largest refiner by capacity.

SK recently bought three cargoes at a premium of between $2.50 and $3.00 a tonne to Japan quotes, C&F, for August via private discussion, traders said.

A naphtha splitter processes heavy full-range naphtha into petrochemical feedstock light naphtha and heavy naphtha.

SK boosts facility, research spending

(January 12, 2007) *Korea Herald*

SK boosts facility, research spending

By Ko Kyoung-tae

SK Group said it will raise spending on facility investment and technical research to 7 trillion won ($7.4 billion) this year in a bid to upgrade plants and develop new businesses.

The 2007 expenditure is up nearly 17 percent, or 1 trillion won, from last year.

The nation's third largest conglomerate plans to spend half of the investment in its energy and petrochemical businesses, mainly in its refining arm SK Corp.

The other half will be plowed into SK Telecom Co., Korea's biggest wireless operator, and other affiliates.

The group said 1 trillion won out of the budget will be spent on research and development in an effort to launch fresh mobile services and tap high-tech chemical and medical products.

"Despite the ever-changing global business environment and the uncertain economic outlook for 2007, SK Group is committed to investing in the necessary activities that will continue to fuel the company's business results," said Kwon Oh-yong, senior vice president of SK.

The group aims to increase its total sales to 73 trillion won in the new year, up 3 trillion won from 2006.

(kkt@heraldm.com)

SK Incheon Short-Listed Among Biddrs for Tiger Oil

(January 18, 2007) *Bloomberg*

SK Incheon Oil Co., a unit of South Korea's largest oil refiner, said it was short-listed among bidders competing to buy a stake in Tiger Oil Corp.

``We received the notice on Jan. 17," said Hong Uk Pyo, a spokesman at SK Incheon in Seoul. Hong said he didn't know how many other companies had been chosen to bid for the stake.

SK Incheon is seeking to buy 56 percent of Tiger Oil, 40 percent of which is held by Singapore Petroleum Co. and 15 percent by Japan Energy & Carbon Trading Corp., Hong said.

Chua Mun Yuen, a spokeswoman at Singapore Petroleum, today declined to confirm or deny the company's plan to sell its 40 percent stake in Tiger Oil. Japan Energy director Yoshizuke Matsuoka said the company constantly reviews its operations and investments.

SK Incheon operates a 275,000 barrel-a-day refinery in South Korea. Tiger Oil, which operates 40 gas stations nationwide, had sales of 185.1 billion won ($197 million) in 2004 and 238.3 billion won in 2005, the Korea Economic Daily newspaper reported on Jan. 12.

Nippon Oil in capital, ops tie with S Korea's SK

(January 22, 2007) *Reuters*

Nippon Oil Corp. , Japan's top refiner, and South Korea's biggest refiner SK Corp. said on Monday they had formed a cross shareholding and business alliance to boost their competitiveness. Nippon Oil and SK will each take a 1 percent stake in the other. Nippon Oil will spend about 12 billion yen ($98.92 million) on its SK stake, while SK will invest up to 100 billion won ($106.6 million) to buy Nippon Oil shares.

The two firms will cooperate in downstream and upstream businesses, including leasing crude and petrochemical products when needed.

The tie-up agreement is valid for 10 years and can be renewed, Nippon Oil said.

Nippon, SK Corp. launch bid to do more together

(January 23, 2007) *WSJA*

OIL

Nippon, SK Corp. launch bid to do more together



NIPPON OIL Corp. and South Korean oil refiner SK Corp. have agreed to a strategic tie-up involving mutual shareholdings in order to strengthen their competitiveness in the growing Asian market, the Japanese company said.

Nippon Oil and SK Corp. will acquire a 1% stake in each other. The two companies are hoping the tie-up will help them cut costs and expand into China and India, Nippon Oil President Shinji Nishio said. Domestic demand is slowing in Japan and South Korea, where populations are aging and energy-efficient technologies are widely used.

—*Mari Iwata*

Korea SK Corp 4Q Net Likely Dn On Low Refining Margins

(January 22, 2007) *Dow Jones*

South Korea's SK Corp. (003600.SE) is likely to report Tuesday a 30% decline in its fourth quarter net profit largely on narrowed refining margins, analysts said.

SK Corp., the country's largest refiner by capacity, is expected to post a net profit of KRW334.15 billion for the three months ended Dec. 31, down from KRW477.86 billion a year earlier, according to the average estimate of 11 analysts polled by Dow Jones Newswires.

Operating profit likely fell 12% on year to KRW221.86 billion from KRW251.00 billion, while sales declined 2% to KRW6.092 trillion from KRW6.214 trillion, according to the survey.

"Warm winter weather, which is pushing down the demand for oil products including heating oil, cut into SK's fourth-quarter earnings," said Sean Hwang, an analyst at Mirae Asset Securities.

SK's fourth-quarter profits were also likely hit by sluggish operations, lasting a month, at its Ulsan-based No. 2 naphtha cracking center, or NCC, after routine maintenance in the third quarter, Hwang said.

In 2005, SK saw a property asset sales profit of about KRW100 billion reflected in the fourth-quarter results, but in the fourth quarter of 2006 such asset sales profits slid to KRW72 billion, said Hwang Kyu-Won, an analyst at Tongyang Investment Bank.

Analysts said profits in the exploration and production, or E&P, business are expected to drop because of falling oil prices and the strong won.

Based on Dubai crude, oil prices fell to $57.3 per barrel on average in the fourth quarter from the average of $65.5 per barrel a quarter earlier, which also led to lower profits, said Lee Seon-Keun, an analyst at Kyobo Securities.

For 2006, SK's net profit likely rose 0.6% to KRW1.563 trillion from KRW1.553 trillion a year earlier. Operating profit likely fell 2% to KRW1.264 trillion from KRW1.290 trillion, while sales likely declined 9.4% to KRW21.514 trillion from KRW23.737 trillion, according to the poll.

SK cites lower oil demand as refiner's profit sinks

(January 24, 2007) *WSJA*

SK cites lower oil demand as refiner's profit sinks

By Kyong-Ae Choi

SEOUL—Giant oil refiner SK Corp. said fourth-quarter net profit fell 60% on weaker refining margins as warm weather lowered oil demand.

The country's largest refiner by capacity said net profit declined to 189 billion won ($201 million) from 478 billion won a year earlier.

The result was sharply below the average net-profit estimate of 334.15 billion won by 11 analysts polled by Dow Jones Newswires.

In the quarter, operating profit fell 28% to 181 billion won from 251 billion won a year earlier, as sales fell 1.7% to 6.108 trillion won.

"Compared to the year-earlier period, warm winter weather was the main culprit that pushed down demand for oil products, including heating oil, and ate into the fourth-quarter earnings," said a company spokeswoman.

Investors' disappointment with the earnings sent SK's shares down 3.4% to 70,300 won in Seoul trading yesterday.

For the year ahead, SK said it is targeting 1.424 trillion won in operating profit, up from 1.168 trillion won last year, as a result of rising demand for oil products in China and the Asian-Pacific region.

However, SK said it expects sales to reach 23.085 trillion won in 2007, slightly down from 23.649 trillion won last year because of lower oil prices.

The company, which purchased crude oil at higher prices in the third quarter of 2006, couldn't sell oil products at reasonable prices in the fourth quarter because of a drop in domestic oil-product demand during a warm winter, analysts said.

SK's full-year net profit fell 16% to 1.422 trillion won mainly amid the absence of a provision write-back.

S.Korea's SK to make slight cut in Feb crude runs

(January 25, 2007) *Reuters*

SK Corp. , South Korea's largest oil refiner, plans to make a slight cut in its February crude processing rate as refining margins remain weak, an industry source said on Thursday.

"Fuel oil margins are still weak for refiners to raise their runs," said the source.

SK will cut its February runs by 10,000 bpd to 750,000 bpd from January, according to the source.

Simple refining margin was at $1.55 a barrel on Thursday, a strong recovery from -$1.72 in December, but still too weak for refiners to raise the runs, other industry sources said. [REF/MARGIN1]

"The refiners might increase runs in March after seeing the actual recovery of margins," said another source.

Last week, SK Incheon Oil Ltd., taken over by SK Corp. in 2006, said would raise February runs to 180,000 bpd from 170,000 bpd in January as it forecasts better jet and gas oil cracking margins.

Nippon-SK tie shows East Asian commodity team game

(January 26, 2007) *Reuters*

An alliance between two of Asia's top oil refiners is a sign Japanese and South Korean commodities firms may increasingly be using small cross-border shareholdings to support global ambitions ward off takeovers.

Japan's Nippon Oil Corp. and South Korea's SK Corp. said this week they had taken 1 percent stakes in each other, part of a recent trend of small share alliances by energy and metals firms that analysts say will continue.

The pairing will give them greater muscle in buying crude and ever more costly upstream assets, cut costs through sharing infrastructure, and could also improve access to other markets such as China, the two refiners say.

Some analysts see such deals as mostly window dressing, but Japanese companies have a history of using small cross-shareholdings to show their commitment to business agreements when testing a new market.

Nippon Oil may want to use the alliance as a stepping stone to look at overseas business opportunities, especially in China, where the might see a South Korean firm having a better chance of making progress.

"It's good to choose SK as a partner if Nippon Oil wants to enter China," said Toshinori Ito of UBS Securities in Tokyo. "Very generally and politically speaking, South Koreans have much better relations with China."

Nippon Oil said it had not been in talks with any Chinese firms, necessary to start a refinery project in China -- now ahead of Japan as the world's number two oil consumer.

Japan's top refiner said it might expand its ties with SK. "Depending on the fruits of our business tie-up, it is possible that cross-shareholdings will expand," President Shinji Nishio told a press briefing on Monday.

COMPETITIVE

Takeover protection is also seen as a factor.

Cross-shareholding between Nippon Steel Corp. and South Korea's POSCO, initially at a small level in 2000, but now grown to 2 percent stakes, are seen as a warning signal to predators -- of which there are plenty in the steel sector.

"Securing friendly shareholders would give the impression to possible predators that POSCO is stepping up efforts in fending them off," said Moon at Daishin Securities.

Nippon Oil will buy SK shares from the market for 12 billion yen ($100 million), while SK will collect Nippon Oil shares also from the market, spending 100 billion won ($107 million). The investments could also help them face off against competitors.

"The alliance was necessary in order to face stiff competition from oil majors worldwide and from neighbouring China and India," said analyst Han Tae-won with Daiwa Securities.

It will also give the refiners bargaining power and a means to hedge against geopolitical risks. Nippon Oil buys 90 percent of its crude needs from the Middle East, while SK buys about half of its needs from elsewhere.

Nippon Oil said it sees a potential profit boost of 4-5 billion yen ($33 million to $42 million) a year in next two to three years, mostly through cost cuts from the alliance, against an expected 77 billion yen net profit for 2006/07. SK said it would expect a 16 billion won ($17 million) impact this year.

Even their plan to expand upstream business via joint exploration projects and buying new blocks may not see dramatic results.

Nippon Oil plans to produce oil and gas equivalent to 180,000 barrels per day. SK now produces 22,000 bpd. That compares with more than 2.5 million bpd produced by U.S. oil major Exxon Mobil.

Credit Suisse Securities Japan does not plan to raise its long-term outlook for Nippon Oil, said analyst Hiroyuki Sakaida.

S Korea's SK Corp To Complete RFCC Upgrade Mid-2008

(February 9, 2007) *Dow Jones*

SK Corp. (003600.SE), South Korea's largest refiner by capacity, is expected to complete the upgrading of its residual fluid catalytic cracking, or RFCC, unit by the middle of next year, people familiar with its operations said Friday.

With the upgrading, the RFCC unit will have a residual fuel processing capacity of 160,000-180,000 barrels a day, up from the current 100,000 barrels a day.

RFCC and hydrocracking units convert residual fuel into higher-value oil products.

As refining margins decline, and with demand for fuel oil remaining largely limited to Asia, many refiners in the region are looking to increase their output of higher-value gasoline and gasoil.

Market observers said that once the upgrading is completed, the South Korean refiner may have to import fuel oil to offset an expected decline in heavy product output.

S Korea's SK Corp To Acquire 25% Stake In Vietnam Oil Block

(February 11, 2007) *Dow Jones*

South Korea's SK Corp. (003600.SE) said Sunday it will acquire a 25% stake in an offshore exploration block in Vietnam in order to enhance its energy security.

The country's largest refiner by capacity said it will participate in the exploration project jointly with Vietnam's state-owned Petro Vietnam and its wholly-owned Petro Vietnam Exploration and Production Co., which have a 75% stake in the Vietnam 15-1/05 block.

SK Corp. declined to give the investment value.

SK and the two Vietnamese companies will sign a production-sharing contract at 1100 GMT on Feb. 11 in Hanoi, according to the South Korean refiner.

The Vietnam 15-1/05 block is located near the Vietnam 15-1 block, which produces 60,000 barrels of oil a day. SK has a 9% stake in the 15-1 block.

In the first half of 2007, SK plans to establish an office in Vietnam to strengthen its local presence and to seek new business opportunities.

Refiner SK Corp. to buy stake in Vietnam project

(February 12, 2007) *WSJA*

Refiner SK Corp. to buy stake in Vietnam project



SOUTH KOREA'S SK Corp. said it will acquire a 25% stake in an offshore exploration block in Vietnam to enhance its energy security.

South Korea's largest refiner by capacity said it will participate in the exploration project jointly with Vietnam's state-owned PetroVietnam and its wholly owned PetroVietnam Exploration & Production Co., which have a 75% stake in the Vietnam 15-1/05 block.

SK Corp. declined to give the investment value. SK and the two Vietnamese companies were set to sign a production-sharing contract yesterday in Hanoi, according to the South Korean refiner. —*Kyong-Ae Choi*

South Korea's SK Corp. plans maintenance at three CDUs in 2007

(February 13, 2007) *Platts*

SK Corp. has scheduled maintenance shutdown at three of its five crude distillation units in Ulsan this year, a source at the largest South Korean refiner said Tuesday.

SK's 60,000 b/d No. 1 CDU will be idled from April 4 to 30; its 110,000 b/d No. 2 CDU from August 3 to September 22; and the 260,000 b/d No. 5 CDU from June 4 to July 11.

The 170,000 b/d No. 3 CDU and the 240,000 b/d No. 4 CDU will skip turnarounds this year.

SK operates an 840,000 b/d refinery at Ulsan in the country's southeast.

South Korea fines four refiners for price-fixing

(February 23, 2007) *WSJA*

South Korea fines four refiners for price-fixing

By Kyong-Ae Choi

SEOUL—South Korea's antitrust regulator said it fined four domestic refiners a combined 52.6 billion won ($56.1 million) for colluding to fix the prices of light-oil products in 2004.

The country's top four refiners—SK Corp., GS Caltex Corp., S-Oil Corp. and Hyundai Oilbank Corp.—colluded to coordinate the prices of light-oil products diesel, gasoline and kerosene from April 1 to June 10, 2004, according to the Korea Fair Trade Commission.

"The collusion has incurred 240 billion won in damages to customers, which is equal to 15% of their combined sales worth 1.6 trillion won during the cited period," said Song Sang Min, a commission official.

During the 71-day period, international oil prices rose by the equivalent of 20 won a liter, but the four companies raised the prices of the three light-oil products by 40 won to 70 won a liter.

The commission said it has also filed a complaint with prosecutors for further investigation against the four refiners.

"We believe the FTC's decision today does not reflect the facts and the realities of the marketplace," said SK Corp. spokeswoman Katharine Kho. "Therefore, further administrative actions including an appeal will be carefully reviewed, so the commission's announcement today should not be considered the final judgment on this issue."

A GS Caltex official said "we will appeal the FTC ruling because we were not involved in the collusion in 2004."

SK Corp., the country's largest refiner by capacity, was fined around 19.2 billion won, while GS Caltex was fined 16.2 billion won, Hyundai Oilbank 9.3 billion won and S-Oil 7.8 billion won.

Korea SK Corp, PVEP Get E&P Rts At Offshore Vietnam Oil Block

(February 26, 2007) *Dow Jones*

State-owned PetroVietnam has signed a contract awarding exploration and production rights at an offshore oil block to a consortium comprised of South Korea's SK Corp. (003600.SE) and PetroVietnam Exploration and Production, or PVEP, a PetroVietnam official said Monday.

"PetroVietnam signed the contract recently with two companies to start exploration work at Block 15-1/05," said the official at PetroVietnam's headquarters in Hanoi.

Block 15-1/05 covers more than 4,000 square kilometers and is located about 350 kilometers offshore of Ba Ria-Vung Tau province, in the country's south. The block is part of a larger area in the Su Tu Trang field where ConocoPhillips (COP) and Korea National Oil Corp. have already found oil.

SK Corp and PVEP have pledged to spend $28 million on exploration over the next three years of the renewable contract as their initial investment in the area, the official said. The consortium pledged to drill at least three wells during the period.

PVEP will have a 75% stake and SK Corp will hold a 25% stake in the block, the official said.

Officials from SK Corp. weren't immediately contactable for comment.

Peru Sees $1 Bln Investment In Oil And Gas Sector In 2007

(March 6, 2007) *Dow Jones*

Oil and gas companies will invest more than $1 billion in Peru in 2007, said Ronald Egusquiza, manager of promotion and planning at government agency Perupetro SA.

"In exploration and production we could reach $800 million or $900 million and with the additional investment in the LNG plant, we will surpass $1 billion," he said in a telephone interview.

The Peru LNG consortium is building a liquefied natural gas plant on Peru's Pacific coast that is slated to be operational in 2010.

Hunt Oil is the operator of the Peru LNG project with a 50% stake. South Korea's SK Corp. (003600.SE) holds 30%, and Spanish-Argentine company Repsol YPF SA (REP) has a 20% stake.

According to Egusquiza, heavy investment in 2007 will be earmarked for blocks 56 and 57, both in the southeastern jungle region.

Block 56 is being developed by a consortium led by Argentina's Pluspetrol Peru Corp., alongside Hunt Oil Peru, SK Corp., Techint Group unit Tecpetrol and Sonatrach of Algeria.

Gas from the block will be used to feed the LNG plant. Drilling is currently underway.

Block 57 is currently in the exploration phase and is being developed by Repsol-YPF SA.

According to Egusquiza, Peru currently has 42 exploration contracts and 19 production contracts.

He also confirmed that the government has approved a new exploration and production contract with U.S.-based Vietnam American Exploration Co. for offshore block Z-38 in northern Peru in the department of Tumbes.

He also said that Perupetro has approved a new contract with U.S.-based Burlington Resources, which merged with ConocoPhilips (COP), for block 129 in northern Peru. That contract still requires approval by Peru's cabinet.

Finally, Egusquiza confirmed that talks are underway with U.S.-based Occidental Petroleum Corp. (OXY) for a new contract in northern Peru.

"Talks have just started but we believe the process will be quick," he said.

S Korea Signs Initial Pact To Explore For Oil In Iraq

(March 8, 2007) *Dow Jones*

South Korea has signed an initial agreement to explore for oil in northern Iraq, the Seoul Economic Daily reported, citing an unidentified Korean government official.

A Korean resources development delegation in late January signed an initial pact with a local government in the Kurdish region to explore for oil fields in northern Iraq, the newspaper said.

State-run Korea National Oil Corp., SK Corp. (003600.SE) and Samsung Corp. (000830.SE) will form a group for the oil development project, it said.

S.Korea's SK Corp holds 440 mln barrels reserves

(March 9, 2007) *Reuters*

SK Corp. , South Korea's largest refiner, said on Friday it has secured 440 million barrels of oil reserves from overseas explorations, about half of the country's entire crude imports last year.

The refiner will start producing 10,800 barrels per day from its BMC-8 oil field in Brazil in July, SK Corp. said at a shareholders' meeting.

In 2006, South Korea imported 2.4 million barrels of crude per day, totalling 880 million barrels for the entire year.

The state-run Korea National Oil Corp. (KNOC), which usually leads South Korean companies in the overseas energy hunt, secured 400 million barrels last year, about 40 million barrels less than the refiner, the country's energy ministry said.

SK Corp. is exploring 24 oil and gas fields in 14 countries including Egypt, Vietnam, Peru and Libya. Most of the projects are in a form of consortium with KNOC.

SK Corp. also re-appointed President Shin Heon-cheol to a second term at the meeting.

SK Corp.'s Chief Executive Shin Extends Term for Three Years

(March 12, 2007) *Korea Times*

SK Corp. CEO to Serve Second Term

SK Corp. said yesterday that its incumbent chief executive officer has received a three-year extension of his term.

At an annual meeting, shareholders appointed Shin Heon-cheol to serve a second term, and the board of directors will likely approve it later in the day, company officials said.

Shin, 62, was appointed SK Corp.'s CEO in March 2004.

SK Corp.'s net profit dropped 15.7 percent annually to 1.4 trillion won ($1.5 billion) in 2006 due to weaker profit margins amid lower crude prices.

Last month, SK Corp. said it was targeting 23.85 trillion in sales and 1.42 trillion won in operating profit this year.

S Korea's SK to invest 560 bln won by 2011 in Peru LNG project

(March 23, 2007) *AFX*

SK Corp said its board has approved a plan to invest 560 bln won by 2011 in a liquefied natural gas project in Peru.

The project involves liquefying natural gas from Peru's Camisea Block and Block 56, which will then be exported to the western US and Mexico.

The investment involves pipelines and a gas liquification plant in Peru's Pampa Melchorita region, which will be operational in 2010, the refiner said.

SK said it will inject about 250 bln won this year.

SK currently holds a 30 pct interest in the Peru LNG project, with Hunt Oil holding 50 pct and Repsol YPF SA 20 pct.

Korea SK Group Inks Initial Deal For Saudi Arabia's City Proj

(March 26, 2007) *Dow Jones*

South Korea's SK Corp.(003600.SE) Monday said it has signed an initial agreement with the investment arm of the Saudi Arabian government, the Saudi Arabian General Investment Authority, to participate in a city development project in the Middle Eastern country.

SK, with its affiliates including SK Telecom Co. (017670.SE), will help the Saudi government develop six new cities by 2010 across Saudi Arabia, said an SK spokeswoman.

"SK has enjoyed close bonds with Saudi Arabia in projects from crude oil development, chemical and steel trading, to construction and civil engineering," SK said in a statement. "Through further cooperation, we can provide know-how and expertise in the areas of urban renewal, finance and IT."

The collaboration may lead to SK Group's construction of energy-related facilities and investment in those projects, said the spokeswoman. She declined to elaborate.

SK Corp. is South Korea's largest refiner by output.

SK Group to take part in Saudi U-City Project

(March 27, 2007) *Korea Timess*



SK Group Chairman Chey Tae-won, left, shakes hands with Am Abdullah al-Dia, head of the Saudi Arabian General Investment Authority, after signing a memorandum of understanding on building a U-city in Riyadh, Sunday. Yonhap

SK Group to Take Part in Saudi U-City Project

SK Group will take part in the "U-city" project now being pushed by the Saudi government.

SK Group Chairman Chey Tae-won, who is accompanying President Roh Moo-hyun on his Middle East visit, Sunday signed a memorandum of understanding (MOU) on building a U-city in Riyadh with Am Abdullah al-Dia, head of the Saudi Arabian General Investment Authority.

Under the contract, the two sides will cooperate to chart a comprehensive plan needed to create a U-city.

To this end, SK Group will form a joint commission with the Saudi government to embark on analyzing the business environment related to the creation of the U-city. It will use its energy, environment, telecommunication and logistics knowhow to set up a package of detailed measures.

"SK Group's participation in the Saudi project will mark a milestone in Korea's business entry into the Middle East. It will become one of the country's most successful overseas market exploration projects," an SK Group official said.

"Saudi Arabia is a strategic partner for our global management. SK will press ahead with a plan to form cooperative ties in diverse fields in Saudi Arabia," Chey said.

S.Korea SK to lift April jet fuel exports by a third

(March 28, 2007) *Reuters*

South Korea's SK Corp. will increase jet fuel exports in April to 250,000 tonnes, up a third from volumes shipped out this month, as winter demand came to a close, industry sources said on Wednesday.

The April volumes included supplies from its subsidiary SK Incheon Oil Co., they said. SK exported 190,000 tonnes of the aviation fuel in March.

"More shipments are expected since the end of winter season in Northeast Asia," said a source from a South Korean refinery.

Overall heating fuel demand was poor from dominant heating fuel user Japan due to a mild winter.

Out of the 250,000 tonnes that SK is exporting for April, 60 percent are spot and the remainder are term cargoes, sources said.

Traders also attributed the rise in jet fuel export volumes to higher refinery runs to capture lucrative naphtha values.

END